SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2023 (Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On July 24, 2023, Nano Dimension Ltd. (the “Registrant”) previously announced that it will convene an Annual General Meeting of Shareholders (the “Meeting”) on Thursday, September 7, 2023. On August 7, 2023, the Registrant amended the announcement and replaced the previously published notice, proxy statement and proxy card for the Meeting.

Attached hereto as Exhibit 99.1 and incorporated by reference herein is the amended voting instruction form for the Meeting, which will be sent to holders of the Registrant’s American Depositary Shares by The Bank of New York Mellon.

Exhibit No.
99.1	Voting Instruction Form for the Annual General Meeting of Shareholders to be held on September 7, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: August 9, 2023	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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